Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Millions)
(Unaudited)

	Actual September 30, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	61.5
Accounts receivable	1.5
Notes receivable to associated companies	1,167.8
Interest and taxes accrued	40.7
Prepaid expenses and other	27.6
	1,299.1
Investments and Other Assets	
Investment in consolidated companies	4,571.9
Deferred income taxes	33.6
Other	15.5
	4,621.0
Property, Plant and Equipment	
Intangible assets	13.7
Less accumulated amortization	13.7
	-
Total Assets	5,920.1
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	350.0
Accounts payable to associated companies	5.0
	355.0
Long-Term Debt	1,948.7
Shareholder's Equity	
Common stock	1.9
Additional paid-in capital	2,592.8
Capital Stock Expense	(13.6)
Other comprehensive loss	23.4
Treasury stock	(0.4)
Retained earnings	1,012.3
Total Shareholder's Equity	3,616.4
Total Liabilities and Shareholder's Equity	$5,920.1